United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)


           Data Systems Network Corporation
        ---------------------------------------
                   (Name of Issuer)


             Common Stock, $.01 par value
        ---------------------------------------
            (Title of Class of Securities)


                      237891-10-6
        ---------------------------------------
                    (CUSIP Number)
        ---------------------------------------
                   December 31, 1998
        ---------------------------------------
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [X]     Rule 13d-1(b)

                      [ ]     Rule 13d-1(c)

                      [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 237891-10-6

1.   NAME OF REPORTING PERSON.
          Oak Ridge Investments LLC
     IRS IDENTIFICATION NO. OF ABOVE PERSON.
          36-4142388

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [     ]
          (b)  [     ]

3.   SEC USE ONLY.


4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          15,000

6.   SHARED VOTING POWER.
          0

7.   SOLE DISPOSITIVE POWER.
          192,275

8.   SHARED DISPOSITIVE POWER.
          20,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          212,275

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          4.37%

12.  TYPE OF REPORTING PERSON.
          IA

CUSIP No. 237891-10-6

ITEM 1(a). NAME OF ISSUER
     Data Systems Network Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
     34705 West 12 Mile Road, Suite 300
     Farmington Hills, Michigan  48331

ITEM 2(a). NAME OF PERSON FILING
     Oak Ridge Investments LLC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE
     10 South LaSalle Street, Suite 1050
     Chicago, Illinois  60603

ITEM 2(c). CITIZENSHIP
     Delaware limited liability company

ITEM 2(d). TITLE OR CLASS OF SECURITIES
     Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER
     237891-10-6

ITEM 3. PERSONS FILING
     (a)  [ ]  Broker of dealer registered under
                 section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of
                 the Act (15 U.S.C. 78c).

     (c)  [ ]  Insurance company as defined in section
                 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)  [ ]  Investment company registered under
                 section 8 of the Investment Company Act of 1940
                 (15 U.S.C. 80a-8).

     (e)  [X]  An investment adviser in accordance with
                 240.13d-1(b)(1)(ii)(E);

     (f)  [ ]  An employee benefit plan or endowment
                 fund in accordance with 240.13d-1(b)(l)(ii)(F);

     (g)  [ ]  A parent holding company or control person in accordance with 240.13d-1(l)(ii)(G);

     (h)  [ ]  A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with 240.13d-1(b)(l)(ii)(J).

ITEM 4. OWNERSHIP
     Reference is made to Items 5-11 on the cover sheet of this Schedule 13G

     Oak Ridge Investments LLC has been granted discretionary authority over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Oak Ridge Investments LLC may be revoked in whole or in part at any time.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the fact that, as of the date of this report, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
     1) Oak Ridge Investments LLC does not serve as custodian of the assets of any of its clients;
accordingly, only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

     The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Oak Ridge Investments LLC serves as investment adviser. Any and all discretionary authority which has been delegated to Oak Ridge
Investments LLC may be revoked in whole or in part at any time.

     Not more than 5% of the class of such securities is owned by any one of such clients subject to the advice of Oak Ridge Investments LLC or its affiliates.

     2)  With respect to securities owned by Oak Ridge
Funds, Inc. (the "Fund"), only Firstar Bank Milwaukee,
N.A., as custodian for the Fund, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of the Fund participate proportionately in any dividends and distributions so paid.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          N/A

ITEM 10. CERTIFICATION
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 2, 1999
                                      ----------------------
                                             Date


                                      /s/ Samuel Wegbreit
                                      -----------------------
                                           Signature

                                      Samuel Wegbreit
                                      Managing Member,
                                      Oak Ridge Investments LLC